UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Jounce Therapeutics, Inc.
(Name of Subject Company)

Jounce Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
481116101
(CUSIP Number of Class of Securities)
Kim C. Drapkin
Chief Financial Officer
Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, Massachusetts 02139
(857) 259-3840
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Christopher D. Comeau
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
1-617-951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.SUBJECT COMPANY INFORMATION
Name and Address.
The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Jounce Therapeutics, Inc., a Delaware corporation (“Jounce” or the “Company”). The address of Jounce’s principal executive office is 780 Memorial Drive, Cambridge, Massachusetts, 02139. The telephone number of Jounce’s principal executive office is (857) 259-3840.
Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is Jounce’s common stock, par value $0.001 per share (“Common Stock”). As of the close of business on April 4, 2023, there were 52,498,137 shares of Common Stock issued and outstanding.
ITEM 2.IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address.
The name, business address and business telephone number of Jounce, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Subject Company Information—Name and Address”, which information in incorporated herein by reference.
Tender Offer.
This Schedule 14D-9 relates to a tender offer by Concentra Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares” or “Jounce Common Stock”) of Jounce, for (i) $1.85 in cash per Share (the “Cash Consideration”), net to the seller, without interest and subject to any withholding of taxes, plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”), subject to and in accordance with the terms and conditions of the contingent value rights agreement (the “CVR Agreement”) and all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated April 5, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 5, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of March 26, 2023, among Jounce, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Jounce (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Jounce continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Jounce. The Merger will be governed by Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Jounce in accordance with Section 251(h) of the DGCL.
At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Jounce or Shares owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders who are entitled to demand and have properly demanded appraisal of such Shares in accordance with the DGCL and have neither failed to perfect, nor effectively withdrawn or lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon and subject to any withholding of taxes. Each option to purchase Shares granted under the Jounce’s 2013 Stock Option and Grant Plan, Jounce’s 2017 Stock Option and Incentive Plan, any inducement award or otherwise (each, a “Jounce Option”) that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time. As of the Effective Time, each Jounce Option that has an exercise price that is less than the Cash Consideration (each, an “In-the-Money Option”) that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Jounce Option will be entitled to receive: (A) an amount in cash, without interest and subject to any withholding of taxes, equal to the product of (x) the total number of Shares subject to such Jounce Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Cash Consideration over the applicable exercise price per Share under such Jounce Option; and (B) one (1) CVR for each Share subject to such Jounce Option. Each Jounce Option that has an exercise price that is equal to or greater than the Cash Consideration (each, an “Underwater Option”) will be cancelled and, in exchange therefor, the holder of such cancelled option will be entitled to receive one (1) CVR for each Share subject to such Jounce Option. Each restricted stock unit settleable in Shares granted under Jounce’s 2013 Stock Option and Grant Plan, Jounce’s 2017 Stock Option and Incentive Plan, pursuant to an inducement award or otherwise, (each, a “Jounce RSU”) that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and converted into the right to receive (1) an amount in cash equal to the product of (x) the total number of Shares then underlying such Jounce RSU multiplied by (y) the Offer Price, without interest and subject to any withholding of taxes and (2) one (1) CVR for each Share subject to such Jounce RSU. In addition, Jounce will take all actions necessary to ensure that, as of the Effective Time, Jounce’s 2013 Stock Option and Grant Plan, Jounce’s 2017 Stock Option and Incentive Plan and any inducement award (each, a “Company Stock Plan”) will be terminated and no holder of a Jounce Option or Jounce RSU or any participant in a Company Stock Plan or other employee incentive or benefit plan will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries. The parties have reserved the right to treat equity compensation held by persons outside the United States in a different manner to the extent necessary to take into account applicable non-U.S. law, tax or employment considerations. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, beneficially owned by Purchaser or its affiliates, equals at least one Share more than 50% of the number of Shares that are then issued and outstanding; (ii) the Company Net Working Capital (as defined in the Merger Agreement) is at least $110,000,000 as of the expiration of the Offer; (iii) the absence of any law that makes illegal the Offer or the Merger, prohibits or limits Parent’s ownership of Jounce or its assets or imposes limitations on Parent’s rights of ownership of the Jounce Common Stock; (iv) since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement); (v) compliance by Jounce with its covenants under the Merger Agreement; (vi) the accuracy of representations and warranties made by Jounce in the Merger Agreement; and (vii) no termination of the Merger Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of the Parent and the Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.
The Offer will initially expire at 6:00 p.m. Eastern Time on the date that is twenty-one (21) business days following the commencement of the Offer, unless otherwise agreed to in writing by Parent and Jounce. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion, and shall, at the request of Jounce, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied or (ii) for any period required by the SEC or Nasdaq Stock Market LLC applicable to the Offer. In no event will Parent or Purchaser be permitted to extend the Offer beyond June 24, 2023, which is the Outside Date of the Merger Agreement, without the prior written consent of Jounce.
Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The telephone number of each of Parent and Purchaser is (858) 281-5372.

Jounce has made information relating to the Offer available online at www.jouncetx.com and Jounce has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
ITEM 3.PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Jounce, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Jounce or its affiliates, on the one hand, and (i) Jounce’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Jounce (the “Jounce Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Parent and Purchaser and Their Affiliates
Merger Agreement
On March 26, 2023, Jounce, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Jounce, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Jounce’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Jounce to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Jounce. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Jounce, Parent or Purchaser in Jounce’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Jounce to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Jounce, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Jounce, Parent or Purchaser. Jounce’s stockholders and investors are not third-party beneficiaries of the

Merger Agreement, (except with respect to (i) the right of Indemnified Parties (as defined below in Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Jounce Options, and Jounce RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Jounce, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Jounce’s or Parent’s public disclosure.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Form of Contingent Value Rights Agreement
At or prior to the Effective Time, Parent and Purchaser expect to enter a CVR Agreement, with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs. Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:
(i)80% of the Net Proceeds (as defined in the CVR Agreement) in the case of a sale, transfer, license or other disposition by Parent or its Affiliates (as defined in the Merger Agreement), including Jounce (after the Merger), during the period beginning on the Effective Time and ending on the two-year anniversary of the Closing Date (as such terms are defined in the Merger Agreement) (such period, the “Disposition Period”), of all or any part of: (A) JTX-8064, JTX-1484, JTX-2134, pimivalimab and vopratelimab, including any form or formulation, and any improvement or enhancement, of any such product, as well as (B) any product or product candidate contained in, or arising from the (1) JTX-23 and JTX-24 programs or (2) a research program active at the Company at the time of the effectiveness of the CVR Agreement (such products and product candidates, collectively, the “CVR Products”, and any disposition thereof, a “Disposition”); and
(ii) only with respect to CVRs originally issued in respect to shares of Jounce Common Stock, Jounce RSUs and In-the-Money Options, if, during the Pre-Closing Period (as defined in the Merger Agreement), any of Jounce’s leases are terminated, amended, modified or replaced, the difference between (A) 100% of the amount by which the aggregate value of the expected financial obligations under the revised lease(s) as terminated, amended, modified or replaced (the “Final Lease Amount”) is less than $12,600,000 (the “Initial Lease Amount”), and (B) if any, the amount by which the Company Net Working Capital as finally determined pursuant to clause (b)(iv) of Exhibit A to the Merger Agreement is less than $110 million prior to application of the adjustment anticipated by the proviso in clause (iii) of the defined term Company Net Working Capital (as defined in the Merger Agreement).
It is currently anticipated that an aggregate of approximately 60,134,202 CVRs will be issued. For the avoidance of doubt, a total of 6,750,902 CVRs issued in respect of shares of Underwater Options are not entitled to receive a cash payment under clause (ii) of the immediately preceding paragraph.
In the event that neither a Disposition of CVR Products occurs within the Disposition Period nor the conditions described in clause (ii) above occurs during the Pre-Closing Period, the CVR Holders will not receive any payment pursuant to the CVR Agreement. The date on which the Disposition Period expires is the “Expiration Date,” provided that to the extent a Disposition of certain CVR Products takes place during the Disposition Period, the Expiration Date, solely as it relates to such CVR Products, shall be the earlier to occur of ten (10) years following the Effective Time and the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments required to be paid under the terms of the CVR Agreement.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Purchaser or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.
During the Disposition Period, Purchaser will not terminate or negatively impact the required maintenance of CVR Products and will continue to conduct the clinical trials in respect of the CVR Products (including the INNATE and SELECT clinical trials) or alternatively, supply study medications under investigator-sponsored single-patient protocols or otherwise so that patients benefiting from treatment may continue to receive treatment. Purchaser will maintain and observe clinical protocol compliance with such trials, including that patients will continue to be treated with the relevant study drugs for up to 18 months following the Effective Date, so long as the patient is benefitting from the clinical treatment along with the generation and analysis of related data. The Purchaser will also manage the inventory of drug substance and drug product, including the maintenance of ongoing stability studies and the extension of shelf life, in accordance with the Parent’s plans as of the Effective Date.
Until the Expiration Date occurs, (i) the Purchaser will maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by the Purchaser regarding its activities with respect to entering into Disposition Agreements and (ii) to the extent the Purchaser licenses, sells, or otherwise transfers intellectual property and other rights, in each case, (A) held, owned or entered into by the Purchaser or its subsidiaries immediately after the effective time of a relevant Disposition, and (B) necessary for the production, development or sale of a CVR Product, the Purchaser will require such licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for the Purchaser to comply with its obligations under the CVR Agreement.

The Representative and the Purchaser, without the consent of the CVR Holders or the Rights Agent, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.
With the consent of the CVR Holders, the Purchaser, the Representative and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.
Parent and Purchaser will indemnify the Rights Agent against any liability or expense in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable out-of-pocket expenses, unless such loss has been determined by a court to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.
The CVR Agreement may not be terminated prior to (i) the mailing by the Rights Agent to each CVR Holder all CVR payment amounts or (ii) the delivery of written notice of termination duly executed by the Purchaser and CVR Holders who hold an aggregate of at least 30% of all outstanding CVRs.
The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Confidentiality Agreement
On March 15, 2023, Jounce, Parent and Tang Capital Partners, LP (“TCP”) entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. Unless earlier terminated by a party upon 30 days' prior written notice, the Confidentiality Agreement is effective for a one (1) year period. Parent’s and Jounce’s obligations with respect to any particular item of confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement and will expire seven (7) years after the expiration or termination thereof. The Confidentiality Agreement includes a 14-day standstill provision and an employee non-solicitation provision.
The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Arrangements Between Jounce and its Executive Officers, Directors and Affiliates
Interests of Certain Persons
The executive officers and members of the Jounce Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Jounce’s stockholders generally. The Jounce Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:
•The accelerated vesting and payment in respect of each outstanding Jounce Option and each outstanding Jounce RSU at the Effective Time;
•The potential receipt of severance payments and benefits by current and former executive officers under their respective employment agreements; and
•With respect to each of Ms. Drapkin and Dr. Trehu, a retention bonus in an amount of $435,000 and $240,350, respectively, payable in connection with the Merger.
Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Jounce who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Jounce as described in the Merger Agreement. As of March 31, 2023, the executive officers and directors of Jounce beneficially owned, in the aggregate, 372,386 Shares (which, for clarity, excludes Shares subject to outstanding Jounce Options and Jounce RSUs).
The following table sets forth (i) the number of Shares beneficially owned as of March 31, 2023, by each of Jounce’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Jounce Options and Jounce RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Cash Consideration.

Name of Executive Officer or Director (including former executive officers)	Number of Shares (#)	Cash Consideration for Shares ($)
Luis Diaz	-	-
Barbara Duncan	-	-
Robert Kamen	94,580	174,973
Perry Karsen	5,000	9,250
Jigar Raythatha	-	-
Luisa Salter-Cid	-	-
Robert Iannone	-	-
Hugh Cole	95,673	176,995
Kim Drapkin	52,967	97,989
Richard Murray	142,173	263,020
Elizabeth Trehu	77,666	143,682
Treatment of Equity Awards in the Transactions
Treatment of Jounce Options
Each Jounce Option that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time. As of the Effective Time, each In-the-Money Option that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Jounce Option will be entitled to receive (i) an amount in cash, without interest and subject to any withholding of taxes equal to the product of (A) the total number of Shares subject to such Jounce Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Cash Consideration over the applicable exercise price per Share under such Jounce Option and (ii) one (1) CVR for each Share subject to such Jounce Option. Each Underwater Option will be cancelled and, in exchange therefor, the holder of such cancelled option will be entitled to receive one (1) CVR for each Share thereto.
Treatment of Jounce RSUs
Each Jounce RSU that is outstanding and unvested as of immediately prior to the Effective Time shall vest in full and at the Effective Time will automatically be cancelled and converted into the right to receive (i) an amount in cash equal to the product of (A) the total number of Shares then underlying such Jounce RSU multiplied by (B) the Offer Price, without any interest thereon and subject to applicable withholding, and (ii) one (1) CVR for each Share thereto.
The table below sets forth, for each of Jounce’s executive officers and directors holding Jounce Options as of March 31, 2023, (i) the aggregate number of Shares subject to such Jounce Options (all of which have an exercise price per Share that is greater than the Cash Consideration except for certain vested Jounce Options held by Dr. Murray) and (ii) the value of cash amounts payable in respect of such Jounce Options at the Effective Time, calculated by multiplying the excess, if applicable, of the Cash Consideration over the respective per Share exercise prices of the applicable Jounce Options by the number of Shares subject to such Jounce Options (which amounts will be subject to withholding of taxes). No amounts have been included in the table below with respect to the CVRs to be received by Jounce’s executive officers and directors in respect of their Jounce Options; however, each Jounce executive officer and director listed below will receive one CVR for each Share subject to an outstanding Jounce Option.

Name of Executive Officer or Director (including former executive officers)	Number of Shares Subject to Vested Stock Options (#)	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options (#)	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Merger ($)
Luis Diaz	99,363	-	5,000	-	-
Barbara Duncan	120,761	-	5,000	-	-
Robert Kamen	86,490	-	5,000	-	-
Perry Karsen	167,790	-	5,000	-	-
Jigar Raythatha	30,700	-	20,700	-	-
Luisa Salter-Cid	43,783	-	15,467	-	-
Robert Iannone	69,950	-	5,000	-	-
Hugh Cole	415,450	-	117,950	-	-
Kim Drapkin	509,420	-	76,850	-	-
Richard Murray	1,632,016	911,282	251,253	-	911,282
Elizabeth Trehu	445,445	-	74,625
The table below sets forth, for each of Jounce’s executive officers and directors holding Jounce RSUs as of March 31, 2023, (i) the aggregate number of Shares subject to such Jounce RSUs and (ii) the value of cash amounts payable in respect of such Jounce RSUs at the Effective Time, calculated by multiplying the Cash Consideration by the number of Shares subject to such Jounce RSUs (which amounts will be subject to withholding of taxes). No amounts have been included in the table below with respect to the CVRs to be received by Jounce’s executive officers and directors in respect of their Jounce RSUs.

Name of Executive Officer or Director (including former executive officers)	Number of Jounce RSUs (#)	Cash Consideration for RSUs ($)
Luis Diaz	-	-
Barbara Duncan	-	-
Robert Kamen	-	-
Perry Karsen	-	-
Jigar Raythatha	-	-
Luisa Salter-Cid	-	-
Robert Iannone	-	-
Hugh Cole	-	-
Kim Drapkin	25,751	47,639
Richard Murray	85,834	158,793
Elizabeth Trehu	25,751	47,639
Treatment of the Company’s Equity Plans
The Merger Agreement provides that Jounce will take all actions necessary to ensure that, as of the Effective Time, the Company’s Stock Plans will be terminated and no holder of a Jounce Option or Jounce RSU or any participant in a Company Stock Plan or other employee incentive or benefit plan will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries.
Treatment of Purchase Rights under the Company Employee Stock Purchase Plan
Prior to the Effective Time, the Company shall take all action to terminate the Company’s 2017 Employee Stock Purchase Plan in accordance with its terms.
Employment Arrangements
Each of Jounce’s current (in the case of Ms. Drapkin) and former (in the case of Dr. Murray, Dr. Trehu and Mr. Cole) executive officers is party to an employment agreement, each of which was amended in connection with entering into the Merger Agreement (collectively, the “Employment Agreements”), entitling such executive officer to certain severance and change of control benefits. The Merger, if and when consummated, will constitute a “Sale Event” as defined in each of the Employment Agreements.
Dr. Richard Murray, Ph.D. If Dr. Murray’s employment is terminated by Jounce for any reason other than for cause, death or disability or by Dr. Murray for good reason other than during a Sale Event Period (as defined in his Employment Agreement), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to the sum of (A) 12 months of his then current base salary plus (B) a pro-rated portion of his target bonus, payable in substantially equal monthly installments over 12 months commencing within 60 days of the date of termination, and (ii) if Dr. Murray is participating in Jounce’s group health plan immediately prior to his termination, a monthly cash payment until the earlier of 12 months following termination or the end of Dr. Murray’s COBRA (as defined below) health continuation period in an amount equal to the amount of the monthly employer contribution that Jounce would have made to provide health insurance to Dr. Murray had he remained employed with the Company. In lieu of the payments and benefits described above, in the event that Dr. Murray’s employment is terminated by Jounce for any reason other than for cause, death or disability or Dr. Murray resigns for good reason, in either case on or within a 12-month period commencing with a sale event, subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (1) a lump sum cash payment equal to the sum of (a) 18 months of his then current base salary (or his base salary in effect immediately prior to the sale event, if higher) plus (b) a bonus calculated by multiplying Dr. Murray’s target bonus percentage by 18 months of his base salary, (2) if Dr. Murray is participating in Jounce’s group health plan immediately prior to his termination, a lump sum cash payment in an amount equal to the monthly employer contribution that Jounce would have made to provide health insurance to him had he remained employed with Jounce for 18 months following his date of termination and (3) full acceleration of all time-based equity awards held by Dr. Murray.
Hugh M. Cole. If Mr. Cole’s employment is terminated by Jounce for any reason other than for cause, death or disability other than during a Sale Event Period (as defined in his Employment Agreement), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to nine months of base salary, payable in substantially equal installments over nine months following the date of termination, and (ii) if Mr. Cole is participating in Jounce’s group health plan immediately prior to his termination, a monthly cash payment until the earlier of nine months following termination or the end of Mr. Cole’s COBRA health continuation period in an amount equal to the amount of the monthly employer contribution that Jounce would have made to provide health insurance to Mr. Cole had he remained employed with Jounce. In lieu of the payments and benefits described above, in the event that Mr. Cole’s employment is terminated by Jounce for any reason other than cause, death or disability or Mr. Cole resigns for “good reason” (as defined in his Employment Agreement), in either case on or within the 12-month period commencing with a Sale Event, subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (A) a lump sum cash payment equal to the sum of (1) 12 months of his then-current base salary (or his base salary in effect immediately prior to the sale event, if higher) plus (2) his target bonus, (B) if Mr. Cole is participating in Jounce’s group health plan immediately prior to his termination, a lump sum cash payment in an amount equal to the amount of the monthly employer contribution that Jounce would have made to provide health insurance to him had he remained employed with Jounce for 12 months following his date of termination and (C) full acceleration of all time-based equity awards held by Mr. Cole.
Elizabeth G. Trehu, M.D. If Dr. Trehu’s employment is terminated by Jounce for any reason other than for cause, death or disability other than during a Sale Event Period (each as defined in her Employment Agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) an amount equal to nine months of base salary, payable in substantially equal installments over nine months following the date of termination, and (ii) if Dr. Trehu is participating in Jounce’s group health plan immediately prior to her termination, a monthly cash payment until the earlier of nine months following termination or the end of Dr. Trehu’s COBRA health continuation period in an amount equal to the amount of the monthly employer contribution that Jounce would have made to provide health insurance to Dr. Trehu had she remained employed with the Company. In lieu of the payments and benefits described above, in the event that Dr. Trehu’s employment is terminated by Jounce for any reason other than for cause, death or disability or Dr. Trehu resigns for “good reason” (as defined in her Employment Agreement), in either case on or within the 12-month period commencing with a Sale Event, subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (A) a lump sum cash payment equal to the sum of (1) 12 months of her then current base salary (or her base salary in effect immediately prior to the sale event, if higher) plus (2) her target bonus, (B) if Dr. Trehu is participating in Jounce’s group health plan immediately prior to her termination, a lump sum cash payment in an amount equal to the amount of the monthly employer contribution that Jounce would have made to provide health insurance to her had she remained employed with Jounce for 12 months following her date of termination and (C) full acceleration of all time-based equity awards held by Dr. Trehu.
Kim C. Drapkin. If Ms. Drapkin’s employment is terminated by Jounce for any reason other than for cause, death or disability other than during a Sale Event Period (as defined in her Employment Agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) an amount equal to nine months of base salary, payable in substantially equal installments over nine months following the date of termination, and (ii) if Ms. Drapkin is participating in Jounce’s group health plan immediately prior to her termination, a monthly cash payment until the earlier of nine months following termination or the end of Ms. Drapkin’s COBRA health continuation period in an amount equal to the amount of the monthly employer contribution that Jounce would have made to provide health insurance to Ms. Drapkin had she remained employed with the Company. In lieu of the payments and benefits described above, in the event that Ms. Drapkin’s employment is terminated by Jounce for any reason other than cause, death or disability or Ms. Drapkin resigns for “good reason” (as defined in her Employment Agreement), in either case on or within the 12-month period commencing with a Sale Event, subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (A) a lump sum cash payment equal to the sum of (1) 12 months of her then-current base salary (or her base salary in effect immediately prior to the sale event, if higher) plus (2) her target bonus, (B) if Ms. Drapkin is participating in Jounce’s group health plan immediately prior to her termination, a lump sum cash payment in an amount equal to the amount of the monthly employer contribution that Jounce would have made to provide health insurance to her had she remained employed with Jounce for 12 months following her date of termination and (C) full acceleration of all time-based equity awards held by Ms. Drapkin.
2023 Amendments to Employment Agreements. On January 23, 2023, the Compensation Committee of the Jounce Board approved the amendment of each of the Employment Agreements to provide that, in the event of a termination of a named executive officer’s employment without cause by the Company that occurs at any point within a period of time beginning with the three months prior to the signing of a definitive agreement relating to a transaction that, if consummated, would constitute a change in control of the Company and ending on the closing of such transaction, such executive will be eligible to receive, following the closing of such transaction, an amount equal to (i) three months of such executive’s base salary (six months in the case of Dr. Murray) as in effect immediately prior to such termination; and (ii) a bonus for the year during which the termination occurs, calculated by multiplying such executive’s target bonus percentage by 12 months of his or her base salary (eighteen months of his base salary in the case of Dr. Murray). These severance payments would be in addition to any amounts such executive is eligible to receive under his or her Employment Agreement.
On March 26, 2023, the Jounce Board approved amendments to each of the Employment Agreements providing that severance amounts payable upon termination of employment by Jounce for any reason other than for cause, death or disability (and not on a sale event) will become payable in a lump sum within sixty (60) days after the executive’s date of termination.
Consulting Agreements. On February 22, 2023, each of Dr. Murray, Mr. Cole and Dr. Trehu entered into a one-year consulting agreement (each, a “Consulting Agreement”) with the Company pursuant to which each executive agreed to provide consulting services related to the consummation of the Transactions (the “Services”). In consideration for the provision of the Services, Dr. Murray is entitled to consulting fees of $550 per hour, each of Mr. Cole and Dr. Trehu is entitled to consulting fees of $400 per hour and each executive’s outstanding Jounce Options will continue to vest during the term of the applicable Consulting Agreement. Each Consulting Agreement will automatically terminate upon the consummation of a transaction that constitutes a change of control, such as the Merger, and may also be terminated by the Company upon 90 days’ notice or by the executive upon 14 days’ notice.
Retention Bonus. On January 13, 2023, the Company awarded each of Mr. Cole, Ms. Drapkin, and Dr. Trehu a retention bonus in an amount of $118,750, $217,500, and $240,350, respectively, to be paid in a single tranche within thirty (30) days of the achievement of and contingent upon the signing of a transaction that constitutes a change of control, in the case of Mr. Cole, and upon the closing of such a transaction, such as the Merger, in the case of Ms. Drapkin and Dr. Trehu, and, in each case, provided that the executive remains continuously employed by Jounce through such time, subject to earlier payment on a termination of the executive’s employment without cause. On February 22, 2023, Ms. Drapkin’s retention bonus was increased to a total of $435,000.
Other Agreements. Jounce also entered into employee confidentiality, non-solicitation, non-competition and proprietary information agreements with each of Jounce’s executive officers. Under these agreements, each of Jounce’s executive officers has agreed (i) not to compete with Jounce during his or her employment and for a period of 12 months after the termination of his or her employment, (ii) not to solicit Jounce employees during his or her employment and for a period of 12 months after the termination of his or her employment, (iii) to protect Jounce confidential and proprietary information, and (iv) to assign to Jounce related intellectual property developed during the course of his or her employment.
Non-Employee Director Compensation
The Jounce Board has adopted a non-employee director compensation policy, designed to enable Jounce to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, effective May 10, 2022, each director who is not an employee is paid cash compensation as set forth below:

Annual Retainer
Board of Directors:
All non-employee members	$ 40,000
Additional retainer for non-executive chairperson	$ 30,000
Audit Committee:
Members	$ 7,500
Additional retainer for chair	$ 7,500
Compensation Committee:
Members	$ 6,000
Additional retainer for chair	$ 6,500
Nominating and Corporate Governance Committee:
Members	$ 4,000
Additional retainer for chair	$ 4,000
Science and Technology Committee:
Members	$ 6,000
Additional retainer for chair	$ 6,500
These fees are payable in four equal quarterly installments, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on the Jounce Board or any committee of the Jounce Board. The Company also reimburses its non-employee directors for reasonable travel and other expenses incurred in connection with attending board of directors and committee meetings.
In addition, under Jounce’s director compensation program, each non-employee director will receive an initial, one-time equity award of options to purchase 40,000 Shares, which will vest in equal quarterly installments over three years, subject to continued service as a member of the Jounce Board, upon his or her initial election to the Jounce Board. Each non-employee member of the Jounce Board who has served on the Jounce Board for at least 270 days will receive, at the time of Jounce’s annual meeting, an annual grant of options to purchase 20,000 Shares, which will vest in equal quarterly installments during the four quarters following the grant date, provided that if the following year’s annual meeting of stockholders occurs before the one-year anniversary of the grant date, the unvested portion of the option will vest as of the date of such annual meeting, subject to continued service as a member of the Jounce Board through such date. In addition, each non-employee member of the Jounce Board who has served on the Jounce Board for at least six months but less than 270 days will receive, at the time of Jounce’s annual meeting, an annual grant of options to purchase 15,000 Shares, which will vest in equal quarterly installments during the four quarters following the grant date, provided that if the following year’s annual meeting of stockholders occurs before the one-year anniversary of the grant date, the unvested portion of the option will vest as of the date of such annual meeting, subject to continued service as a member of the Jounce Board through such date. Lastly, each non-employee member of the board who has served on the Jounce Board for at least 90 days but less than six months will receive, at the time of Jounce’s annual meeting, an annual grant of options to purchase 10,000 Shares, which will vest in equal quarterly installments during the four quarters following the grant date, provided that if the following year’s annual meeting of stockholders occurs before the one-year anniversary of the grant date, the unvested portion of the option will vest as of the date of such annual meeting, subject to continued service as a member of the Jounce Board through such date. Each of the foregoing grants are made under Jounce’s

2017 Stock Option and Incentive Plan, are issued at exercise prices equal to the fair market value of a Share on the date of grant and will vest in full upon the death or disability of the applicable director or upon a change in control. In addition, any stock options awarded to non-employee directors pursuant to Jounce’s director compensation policy will be exercisable until the earlier of one year following the termination of the director’s service on the Jounce Board or the original expiration date of the option.
Employee Benefits Matters
Parent has agreed that Parent, the Surviving Corporation or an affiliate thereof shall, effective as of the closing date of the Merger, (i) be responsible for satisfying the continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Code Section 4980B and ERISA Sections 601 et seq., as amended from time to time, and the regulations and other guidance promulgated thereunder and any other similar provisions of state or local law (“COBRA”) for any current or former officer, employee, individual independent contractor, individual consultant or director of or to Jounce or any of its subsidiaries (a “Company Associate”) or any spouse, dependent or beneficiary thereof (including, for the avoidance of doubt, any such Company Associate (and any spouse, dependent or beneficiary thereof) who is, as of the closing date of the Merger, enrolled in, or on or following the closing date of the Merger becomes eligible for and enrolls in, COBRA continuation coverage (together, the “COBRA Beneficiaries”) and, (ii) in the event the amount that such COBRA Beneficiary pays for such COBRA continuation coverage is greater than the amount that such COBRA Beneficiary paid for COBRA continuation coverage immediately prior to the closing date of the Merger (or would have paid if such COBRA Beneficiary had been eligible and enrolled in COBRA continuation coverage prior to the closing date of the Merger) (such excess amount, the “Designated COBRA Amount”), Parent, the Surviving Corporation, or an affiliate thereof shall pay to the COBRA Beneficiary (either through a direct payment to the COBRA Beneficiary or a payment to the applicable insurer) an amount equal to the Designated COBRA Amount.
Future Arrangements
It is possible that employees of Jounce who remain employed following the closing date of the Merger, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of Jounce and Parent. Jounce and Parent have not discussed the possibility of employees of Jounce continuing as employees following the closing date of the Merger, and any discussions around specific roles or opportunities will be deferred until after execution of the Merger Agreement and closer to the anticipated timing for closing of the Merger.
Section 16 Matters
Prior to the Effective Time, the Jounce Board intends to adopt a resolution so that, to the extent permitted, the disposition of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Indemnification; Directors’ and Officers’ Insurance
Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Jounce for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Jounce (“Jounce Charter”), the Bylaws of Jounce (“Jounce Bylaws”) or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent.
For six years from the Effective Time, Parent will cause to be maintained in effect Jounce’s current directors’ and officers’ liability insurance covering each person currently covered by Jounce’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that (i) Parent may substitute policies of an insurance company the material terms and provider of which are no less favorable in any material respect to such directors and officers than Jounce’s existing policies or (ii) Jounce may obtain extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided, further, that in no event will Parent or Jounce be required to pay annual premiums for insurance in excess of 300% of the amount of the annual premiums currently paid by Jounce for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 300% amount.
In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
Recommendation of the Jounce Board
At a meeting of the Jounce Board held on March 26, 2023, the Jounce Board unanimously:
•determined that the Merger Agreement, CVR Agreement and Equity Commitment and Guarantee Letter (as defined below) (the “Transaction Documents”) and the Transactions, including the Offer and the Merger, are fair to and in the best interests of Jounce and its stockholders;
•approved and declared advisable the Transaction Documents and the Transactions, including the Offer and the Merger;
•resolved that the Merger Agreement and the Merger be effected in accordance with Section 251(h) of the DGCL if the conditions of Section 251(h) are satisfied, and that the Merger be consummated as soon as practicable following completion of the Offer;
•approved the execution, delivery and performance by Jounce of the Transaction Documents and any other agreements and instruments related to the Merger that are deemed necessary or appropriate by certain executive officers of Jounce and the consummation of the Transactions;
•determined that the Transactions are more favorable to Jounce’s stockholders than the business combination with Redx Pharma, plc (“Redx”) and as such, withdrew its recommendation that Jounce’s stockholders support the Redx Business Combination (defined below); and
•recommended that Jounce stockholders accept the Offer and tender their shares pursuant to the Offer.
Accordingly, the Jounce Board unanimously recommends that Jounce’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A press release, dated March 27, 2023, issued by Jounce announcing the Offer, is included as Exhibit (a)(1)(E) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The Jounce Board, together with senior management, has regularly reviewed and assessed, and engaged with Company stockholders regarding, the Company’s strategic direction and business plans with a view towards strengthening the Company’s business and identifying potential opportunities to increase stockholder value, taking into account financial, industry, competitive and other considerations. As part of this process, from time to time, the Jounce Board and senior management have reviewed potential strategic alternatives available to the Company, including strategic acquisitions, licenses and collaborations, in order to enhance the value of the Company’s business and operations. After the Company’s Phase II SELECT trial assessing a combination treatment for non-small cell lung cancer did not meet its primary endpoint in August 2022 (despite encouraging trends in preliminary efficacy), and lack of early signs of broad activity of JTX-8064 in preliminary data from the INNATE trial, as well as challenges in the financing market, the Jounce Board and senior management determined to undergo a review of strategic alternatives for the Company.
At a meeting of the Jounce Board on November 14, 2022, senior management presented on strategic alternatives and business development options for the Company, including, among others, a potential acquisition of the Company by a pharmaceutical company, with Gilead Sciences, Inc. (“Gilead”) identified, among others, as a potential acquirer, the acquisition by the Company of new oncology clinical-stage assets to diversify the Company’s portfolio, alternatives for its existing portfolio and current challenges in the equity markets and financing environment. Cash preservation options to extend the Company’s cash runway were discussed, including, among others, implementing a reduction in force (“RIF”), a reduction in the scope of future internal research and development activities and exploring other strategic alternatives that might be available for the Company, including identifying partnership opportunities to advance certain programs. At this meeting, the Jounce Board instructed senior management to identify one or more potential financial advisors to assist the Company in connection with its exploration of strategic alternatives.

On November 21, 2022, the Jounce Board approved the formation of a transaction committee (the “Committee”) of the Jounce Board. The Jounce Board appointed Barbara Duncan, Perry Karsen and Jigar Raythatha to serve as members of the Committee with the delegated authority to review and evaluate the terms and conditions of any potential strategic transaction, determine the advisability of a potential strategic transaction, select one or more financial advisors to assist the Company in connection with its exploration of any strategic transaction, authorize the execution of an engagement letter by the Company with the selected financial advisor(s), recommend to the Jounce Board the actions, if any, that should be taken by the Jounce Board and the Company with respect to a potential strategic transaction, review and approve any proposed RIF and to make delegations to Dr. Murray authorizing him to approve and commit the Company to the implementation and timing of any RIF.
On November 22, 2022, the Committee convened with members of senior management, Cowen and Company, LLC (“TD Cowen”) and another potential financial advisor to discuss with the Committee, among other things, each such financial advisor’s respective strategic financial advisory capabilities and certain strategic considerations for the Company. Following these discussions, and based upon, among other things, TD Cowen’s qualifications, experience with transactions involving biotechnology companies and experience with, and understanding of, the Company and its business, the Committee determined to engage TD Cowen to act as the Company’s financial advisor in connection with the Company’s exploration of strategic alternatives, including a sale, merger of equals or reverse merger transaction. The Company subsequently engaged TD Cowen as the Company’s financial advisor for such purposes.
In connection with the Company’s exploration of strategic alternatives, the Company prepared a form confidentiality agreement, which contained a 12-month standstill provision with customary exclusions, including a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction and a 12-month employee non-solicit provision, to be shared with each potential counterparty. The Company thereafter instructed TD Cowen to solicit third-party indications of interest in a potential transaction with the Company.
As part of the Company’s initial outreach process to potential acquirers and potential business combination partners in 2022, commencing in November 2022, at the direction of the Committee, TD Cowen initially contacted 18 potential transaction parties. Ultimately, two of these potential counterparties signed confidentiality agreements or amendments thereto, each of which included a standstill provision, and ten other potential counterparties received information or participated in discussions based on pre-existing confidentiality arrangements with the Company. Various introductory meetings with representatives of the Company and TD Cowen occurred regarding the Company’s business and performance with interested parties that were subject to confidentiality restrictions. Certain interested parties submitted follow-up questions about the Company’s business and performance to the Company, with respect to which the Company’s senior management responded.
Commencing on December 1, 2022, in accordance with the directives of the Company, representatives of TD Cowen discussed with Gilead potential strategic opportunities between the Company and Gilead, which could include an acquisition of the Company, an acquisition by Gilead of the Company’s remaining rights to GS-1811, or other strategic collaboration.

On December 5, 2022, the Committee met with members of senior management present for some or all of the meeting and discussed potential options for the Company’s GS-1811 program licensed to Gilead, including exploring an asset sale to Gilead for the program and its milestones and royalties.
On December 13, 2022, the Committee convened with members of senior management and representatives of TD Cowen present for some or all of the meeting, during which the senior management team presented its financial model to the Committee. The financial model assumed, among other things, probability-adjusted outcomes for existing development programs through a full life cycle, investigational new drug applications authorized every two years with respect to the Company’s discovery platform value, that the development program for JTX-8064 would include ovarian, renal and biliary tract cancer indications, that pimivalimab would be used in combination and impact revenue of both vopratelimab and JTX-8064, and that revenue would continue to the last patent expiration plus five years. The financial model also assumed the availability of $1.02 billion, on a risk unadjusted basis, of incremental equity financing which would be required to fund the Company’s cash needs through the term of the forecasted life cycle. At this meeting, TD Cowen discussed with the Committee certain preliminary financial information relating to the Company and provided an update regarding the status of the Company’s outreach to 18 potential strategic acquirers or business combination partners as of such date, including Party A, which had demonstrated interest in a strategic transaction, either as a purchase of assets or a potential acquisition of all of the Company, as of such date.
On December 14, 2022, the Company and TD Cowen met with Gilead to provide a scientific overview regarding the Company’s asset portfolio.
On December 16, 2022, at a regularly scheduled meeting of the Jounce Board with members of senior management present for portions of the meeting, TD Cowen provided an update to the Jounce Board regarding the Company’s strategic alternatives review process. A representative of Ropes & Gray LLP, counsel to the Company (“Ropes & Gray”), was also present and reviewed the fiduciary duties of the Jounce Board under Delaware law in the context of the various transactions the Jounce Board and the Committee were considering. At this meeting, Gilead’s potential interest in several alternatives also was discussed, including a potential asset sale and buy out of Gilead’s future financial obligations relating to the Company’s GS-1811 product candidate, which previously had been exclusively licensed to Gilead.
On December 17, 2022, Gilead provided a proposal to buy out its remaining financial obligations to the Company relating to the GS-1811 product candidate (the “GS-1811 Jounce Economics”) in exchange for $55.0 million in cash, payable at completion of such buyout. The proposal was contingent on completion of such buyout prior to December 31, 2022. Gilead indicated that, in light of its current license to GS-1811 and experience in the sector, it could negotiate and effect such a buyout without a due diligence condition. Representatives of Gilead also provided a draft asset purchase agreement.
Also on December 17, 2022, at the direction of the Committee, representatives of TD Cowen spoke with representatives of Gilead regarding certain assumptions underlying the valuation attributed to the GS-1811 Jounce Economics and the conditions under which Gilead would be willing to proceed with such a transaction, and discussed the possibility of alternative transaction structures, including an acquisition of the Company. Gilead stated that it was only interested in acquiring the GS-1811 Jounce Economics in exchange for an upfront cash payment by December 31, 2022.
On December 20, 2022, at the direction of the Committee, TD Cowen met with Party A to continue discussions on behalf of the Company regarding a potential strategic merger or acquisition of part or all of the Company.
On December 20, 2022, members of senior management of the Company met with Party A to discuss the Company’s asset portfolio. Also on December 20, 2022, the Committee met with members of senior management and representatives of TD Cowen to discuss the Gilead proposal. During this discussion, TD Cowen also provided an update on discussions with Party A, which had expressed potential interest in an acquisition of the Company but had not submitted a proposal at such date. The Committee determined to continue to pursue alternatives, including with Party A, but also to proceed with negotiations with Gilead to determine whether Gilead would be willing to increase its proposed purchase price.
On December 20, 2022, representatives of the Company met with representatives of Party A, with representatives of TD Cowen also present. At this meeting, representatives of the Company provided an overview of the Company’s pipeline candidates, capabilities, and infrastructure. Representatives of Party A noted that Party A might consider pursuing an acquisition of the Company, but was also focused on internally-driven strategic priorities. On December 21, 2022, Party A indicated that it would not be submitting an offer for the entire company, but that it would be interested in discussing terms for a license to one of the Company’s research assets for a small upfront payment and contingent payments.
On December 21, 2022, representatives of the Company, TD Cowen, and Gilead discussed the range of potential values that could be attributed to the remaining claims to GS-1811, potential valuation assumptions that would inform Gilead’s perspectives regarding those claims, the status of negotiations and Gilead’s willingness to increase its proposal from $55.0 million.
Later on December 21, 2022, the Company received a revised proposal from Gilead increasing the proposed consideration from $55.0 million to $67.0 million. The proposal was characterized as Gilead’s “best and final” proposal and was conditioned on completion of the transaction prior to December 31, 2022.
On December 23, 2022, the Jounce Board met to consider the proposal from Gilead, and received an update from TD Cowen on the results of the Company’s strategic outreach process, which, as of such date, had not resulted in a viable counterparty to an acquisition of the Company. The Jounce Board, together with the Company’s management and TD Cowen, discussed the potential benefits of monetizing the assets contemplated to be sold to Gilead and, therefore, resulting increase in the Company’s cash position relative to the Company retaining such assets given the apparent lack of interest in acquiring the Company as a whole by participants in the Company’s strategic outreach process. The Board decided to accept the proposal from Gilead and approved the terms of the transaction. On December 27, 2022, the asset sale, license amendment and financial buyout with Gilead was consummated.

On January 1, 2023, the Jounce Board met to discuss the timing and scope of a proposed RIF. The discussion resulted in a determination by the Jounce Board that the Company was unlikely to succeed as an independent entity focused on discovery activities alone or development of the Company’s current product candidates, and that, as a result, the RIF should be tailored to preserve cash resources and optimize the Company as a reverse merger candidate for a private biotech seeking to become a publicly listed company through a transaction of that nature.
On January 5, 2023, the Committee convened with members of senior management and a representative from Ropes & Gray present for some or all of the meeting to discuss the status of the Company’s prior outreach, which was focused on a potential acquisition of the Company or business combination with the Company, and additional potential strategic transactions for the Company to pursue, with a focus on potential reverse merger transaction partners. Beginning in January 2023, in accordance with the directives of the Committee, TD Cowen engaged with 35 additional potential transaction parties. Ultimately, 16 of these potential counterparties signed confidentiality agreements, each of which included a standstill provision, or received information or participated in discussions based on pre-existing confidentiality arrangements with the Company. At the January 5, 2023 Committee meeting, senior management also provided an analysis of a potential liquidation of the Company and return of capital to Company stockholders as a strategic alternative the Committee might consider, and in light of the procedural aspects of dissolution, including the expenses associated with undergoing a dissolution, the requirement to hold back potentially substantial cash to satisfy potential liabilities and the potentially lengthy timeline to completion, the Committee determined not to further pursue such alternative at that time.
Also commencing on January 5, 2023, a process letter was circulated to potential counterparties requesting proposals for a transaction involving the Company from any interested counterparties on February 9, 2023, and the Company held additional introductory meetings with potential transaction counterparties.
Among the meetings held was an introductory meeting with representatives of Redx. The introductory meeting was held on January 11, 2023 and included Lisa Anson, Chief Executive Officer of Redx, Richard Armer, Chief Scientific Officer of Redx, and Peter Collum, Chief Financial Officer of Redx, and representatives of TD Cowen. At this meeting, consistent with the directives of the Company, the representatives of TD Cowen discussed with the representatives of Redx a potential reverse merger transaction involving Redx and the Company.
On January 14, 2023, Redx and the Company entered into a mutual confidentiality agreement which contained a standstill provision, and Kim Drapkin, Treasurer and Chief Financial Officer of the Company had an introductory conversation about Redx with Peter Collum, Chief Financial Officer of Redx. Also on January 14, 2023, Jeremy Green, a representative of Redmile, Redx’s largest shareholder, met with Mr. Raythatha to indicate Redx’s level of seriousness with respect to a potential transaction involving Redx and the Company.
Following this discussion, on January 15, 2023, the Company and Redx conducted a mutual due diligence session to assess their respective businesses, operations, capabilities and discovery and research pipelines. On January 16, 2023, Dmitri Wiederschain, Chief Scientific Officer of the Company, met with Richard Armer, Chief Scientific Officer of Redx, and Cliff Jones, Senior

Vice President of Chemistry, DMPK and Intellectual Property at Redx, with representatives of TD Cowen present, to discuss their respective discovery and research pipelines. On January 16, 2023, Elizabeth Trehu, Chief Medical Officer of the Company, met with Jane Robertson, Chief Medical Officer of Redx, with a representative of TD Cowen present, to discuss the clinical pipelines of the two companies, Redx’s idiopathic pulmonary fibrosis trial timelines and the ongoing costs to maintain the Company’s SELECT and INNATE trials. Also on January 16, 2023, Jacquelyn Fahey Sandell, Chief Legal Officer of the Company, met with Claire Solk, General Counsel, Caroline Phillips, Senior Vice President of Biology, Dr. Jones and Mr. Collum for Redx, with representatives of TD Cowen present, to discuss material contracts, legal matters and intellectual property matters.
On January 17, 2023, the Company received a proposal from Redx that contemplated a business combination (the “Redx Business Combination”) with a pro forma ownership split of 65% for Redx shareholders and 35% for Company stockholders, with corresponding board representation. The 65% / 35% pro forma ownership split was determined by proposing to value Redx at its then-prevailing AIM market price, on a fully-diluted basis and assuming conversion of Redx’s outstanding convertible notes, on one hand, and proposing to value the Company at an assumed cash balance of $125 million, plus $65 million, of which $50 million was attributed to the Company’s enterprise value, including its discovery portfolio potential, biology and capability synergies, and $15 million was attributed to the Company’s Nasdaq listing. The proposal stipulated that the transaction be structured in a tax efficient manner for both parties’ shareholders, emphasized the value of the Company’s employees to the combined company and requested that the Company negotiate exclusively with Redx.
On January 18, 2023, the Committee met to review and discuss the Redx proposal. The Committee determined to pursue negotiations with Redx on a non-exclusive basis, seeking a higher pro forma ownership split for the Company and to conduct due diligence on Redx and its pipeline. Following this meeting and at the direction of the Committee, on that same day TD Cowen communicated to Redx’s financial advisor Centerview Partners UK LLP (“Centerview”) that the Company would not agree to an exclusive process with Redx on the terms proposed by Redx and responded to the proposal by seeking 40% pro forma ownership for the Company’s stockholders in the combined company.
Between January 18, 2023 and January 22, 2023, negotiations and due diligence discussions, including on-site meetings at the Company’s office, were held between Redx (including external investor relations advisors to Redx) and representatives from Centerview and the Company’s management team and representatives of TD Cowen.
On January 22, 2023, the Jounce Board convened a meeting with members of senior management, representatives of Ropes & Gray and TD Cowen attending for some or all of the meeting. At this meeting, the Jounce Board discussed the proposal from Redx and whether to proceed with Redx on the basis of its proposal. At the meeting, Dr. Iannone disclosed to the members of the board that Jazz Pharmaceuticals plc, for which he serves as Executive Vice President, Global Head of Research and Development, has an ongoing relationship with Redx with respect to a potential pan Raf inhibitor in Phase 1 trials and two additional undisclosed targets in earlier development, and confirmed that he did not own any shares or other equity in Redx. Also at this meeting, TD Cowen updated the Jounce Board on the Company’s outreach efforts conducted in 2023 to date, which included engaging with 31 companies, and on TD Cowen’s discussions conducted in accordance with the directives of the Committee with Centerview related to the Redx proposal. In light of Redx’s proposal to commit to and announce a Redx Business Combination on February 9, 2023, the Jounce Board instructed TD Cowen to invite certain potential bidders viewed as attractive business combination partners to management presentations to the extent they continued to be interested in pursuing a potential transaction with the Company.
On January 24, 2023, Redx submitted a revised proposal which proposed a pro forma ownership split of 65% for Redx shareholders and 35% for Company stockholders, with corresponding board representation, as well as a CVR with respect to the Company’s JTX-8064 and vopratelimab programs and confirmed the willingness of Redx’s lead shareholders to participate in a potential private investment in public equity (“PIPE”) financing in connection with the proposed Redx Business Combination, assuming significant participation from the Company’s lead shareholders as well.
On January 25, 2023, following subsequent discussions between the parties with respect to the revised proposal received on January 24, 2023, Redx submitted a further revised proposal which continued to propose a pro forma ownership split of 65% for Redx shareholders and 35% for Company stockholders, with corresponding board representation, and revised the valuation of Redx included in its prior proposal to reflect the 30-day volume-weighted average price in USD of Redx’s ordinary shares and a revised fully diluted share count. Thereafter, the Company and Redx initiated legal due diligence on each other.
On January 26, 2023, the parties held an organizational call with their respective legal and financial advisors to discuss a potential transaction and ongoing negotiations, and members of management from Jounce and Redx also met to discuss operational matters.
Beginning on January 27, 2023 and continuing until the finalization and execution of definitive agreements on February 23, 2023, representatives of Ropes & Gray, representatives of Cooley (UK) LLP, counsel to Redx (“Cooley”), and representatives of Sidley Austin LLP, counsel to Redmile, at the direction of their respective clients, negotiated the terms of the definitive documentation for a Redx Business Combination reflecting the views of their respective clients.
Between January 27, 2023 and February 2, 2023, the parties conducted additional negotiations on deal terms, including on the proposed valuation of the respective parties, and mutual due diligence sessions with subject matter experts, with due diligence continuing between February 2, 2023 and February 22, 2023.
As part of the ongoing due diligence and negotiations, on January 31, 2023, Jounce, and Redx, together with representatives of TD Cowen and Centerview, held in-person due diligence and negotiation sessions, with Ropes & Gray and Cooley present for certain portions of such discussion. Later that day, the Committee convened with members of senior management and representatives of Ropes & Gray and TD Cowen present for some or all of the meeting to discuss the status of ongoing negotiation of the proposed Redx Business Combination.
The Committee next convened on February 2, 2023, with members of senior management and a representative of Ropes & Gray present for some or all of the meeting. At this meeting, senior management provided an update on the status of due diligence and the likely timing of conclusion of negotiations with Redx regarding the proposed Redx Business Combination. Senior management also provided an update on its ongoing efforts with respect to alternatives to the proposed Redx Business Combination.
From January 2, 2023 to February 7, 2023, due diligence review and discussions continued among Jounce, Redx and their respective advisors.
On February 7, 2023, members of management from Jounce and Redx met with representatives of TD Cowen and Centerview present to conduct mutual due diligence.
Also on February 7, 2023, the Committee convened with members of the Company’s senior management and a representative of Ropes & Gray present, at which the Committee discussed the status of negotiations and due diligence with Redx. Senior management described the proposed merger transaction structure with respect to the acquisition of Redx shares held by Redmile. The Committee also discussed valuation and directed senior management to continue progressing ongoing due diligence, valuation discussions and other business points.
On February 9, 2023, at the request of the Company, Redx publicly announced an update to its clinical programs, including that enrollment in the United States for the 12-week cohorts of its Phase 2a study in idiopathic pulmonary fibrosis for its ROCK2 inhibitor RXC007 was on partial clinical hold in the United States pending the data readout from an ongoing non-clinical program.
On February 12, 2023, following discussions between TD Cowen and Centerview on the impact of Redx’s announced update to its clinical programs on Redx’s stock price, the parties agreed, subject to finalization based on the fully diluted shares outstanding as of immediately prior to approval of the proposed Redx Business Combination, to a revised pro forma ownership split calculated based on the Company’s then-expected cash at closing and a volume-weighted average price covering a 30-day period ending on February 10, 2023, which included a period reflecting market activity following Redx’s announcement, and resulted in a pro forma ownership split of approximately 63% for Redx Shareholders and 37% for Company stockholders.
Between February 13, 2023 and February 21, 2023, members of management from Jounce and Redx met on an approximately daily basis to align on status of ongoing negotiations and drafting of documentation for the proposed Redx Business Combination.
On February 13, 2023, the Jounce Board convened with members of senior management, with representatives of Ropes & Gray and TD Cowen present for some or all of the meeting. By invitation of the Jounce Board, a representative of Centerview and the following representatives of Redx joined for part of the meeting as well: Lisa Anson, Chief Executive Officer, Richard Armer, Chief Scientific Officer, Jane Griffiths, Chair, and Peter Collum, Chief Financial Officer. Representatives of Redx made a presentation to the Jounce Board on Redx, including as to its pipeline, track record, the potential of a combined company to expand its oncology discovery presence and fibrosis presence to treat cancer-associated fibrosis, synergies in targeting tumor micro-environment and immune evasion, additional selective clinical and discovery capabilities and the ability of the combined company to explore the potential of the Company’s early discovery programs. After the Redx representatives departed the meeting, the Company’s senior management team discussed with the Jounce Board that, given the Jounce Board’s decision not to progress further research and development of the Company’s product candidates and the early stage of potential discovery and development and speculative nature of the Company’s business and prospects as an independent entity, the senior management team did not have reliable cash flow projections for the Company and did not believe that any projections created at this time would form a reasonable basis for the Jounce Board’s decision-making regarding the valuation of the Company or TD Cowen’s financial analysis of the Company. After discussion, the Jounce Board agreed with the Company’s senior management team’s view. Senior management then provided an update on negotiations and timing considerations, discussed the material terms of the proposed Redx Business Combination, outcomes of technical due diligence and status of legal due diligence conducted to date and provided an overview of the matters that could impact certainty that the transaction would be completed, including shareholder votes required by both parties to consummate the proposed Redx Business Combination. TD Cowen then discussed with the Jounce Board certain preliminary financial aspects of the proposed Redx Business Combination.
On February 15, 2023, the Committee convened, with members of senior management and a representative of Ropes & Gray present for some or all of the meeting. The Committee discussed the current status of negotiations for the proposed Redx Business Combination. Later that day, Dr. Murray met with Ms. Anson to discuss the status of negotiations, expected timing for announcement and post-announcement communications plans.
Also on February 15, 2023, Mr. Raythatha and Mr. Green met to discuss the proposed Redx Business Combination and Redmile’s commitment to completing it.
On February 17, 2023, Ms. Drapkin and Mr. Collum met to discuss the proposed treatment of Jounce and Redx equity incentive awards in connection with the Redx Business Combination. Subsequently, on February 18, 2023, members of Jounce and Redx management held meetings, including with external investor relations advisors to Redx, to discuss the status of negotiations, expected timing for announcement and post-announcement communications plans.
Over the course of the Company’s strategic review process, the Company’s senior management continued to meet with potential business combination partners and received reverse merger proposals from some of those potential counterparties. While certain of these proposals offered potential viable options for the Company, none of the proposals received by the Company other than the Redx proposal allocated any or as significant enterprise value to the Company or contemplated continuing certain of the Company’s operations in connection with a reverse merger, and as a result none were determined by the Committee or the Jounce Board to be sufficiently compelling for the Company to pursue as an alternative the proposed Redx Business Combination.
On February 18, 2023, the Committee convened, with members of senior management and a representative of Ropes & Gray present for some or all of the meeting. The Committee discussed the current status of negotiations for the proposed Redx Business Combination, the Board’s decision to pursue the Redx Business Combination and the Company’s planned RIF.

On February 22, 2023, the Jounce Board convened with members of senior management, representatives of Ropes & Gray and TD Cowen attending. The Jounce Board received an update regarding negotiations with Redx with respect to the proposed transaction terms of the Redx Business Combination.
Also at this meeting, TD Cowen reviewed with the Jounce Board TD Cowen’s financial analysis of the exchange ratio provided for pursuant to the proposed Redx Business Combination and delivered an opinion, dated February 22, 2023, to the Jounce Board as to the fairness, from a financial point of view and as of the date of such opinion, to Jounce of the exchange ratio provided for pursuant to the Redx Business Combination, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen. Among the financial analyses provided, TD Cowen’s financial analyses indicated, based on publicly available information and assuming the Company and Redx each were to continue as a going concern, an overall approximate implied equity value reference range derived for the Company of $0.65 to $3.35 per share based on a selected publicly traded companies analysis and $2.65 to $5.50 per share based on selected precedent transactions analyses and an overall approximate implied equity value reference range derived for Redx of $0.45 to $2.85 per share based on a selected publicly traded companies analysis.
Ropes & Gray reviewed with the Jounce Board the fiduciary duties owed by the Jounce Board under Delaware law and the key aspects of the proposed Redx Business Combination agreements, including, among others, the provisions concerning the Jounce Board’s ability to change its recommendation and the anticipated timeline of events between signing and closing the proposed Redx Business Combination, should the Jounce Board determine to approve the Redx Business Combination.
Following these reviews, the Jounce Board further discussed the terms of the proposed Redx Business Combination, including the potential merits and considerations for and against proceeding with the proposed Redx Business Combination.
After discussion, the Jounce Board, among other things, (i) determined that the Redx Business Combination agreements and the transactions contemplated thereby were advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved entry into the definitive documents with respect to the Redx Business Combination, (iii) directed that the adoption of such agreements be submitted to a vote of the Company’s stockholders at a meeting of stockholders, and (iv) recommended to stockholders to approve and adopt such agreements and the issuance of shares of Common Stock and the other proposals properly brought before the stockholders at such meeting.
Following the meeting of the Jounce Board, on February 22, 2023, the Company issued a press release announcing its planned RIF.
Early in the morning on February 23, 2023, the Company, Redx and the other parties to the definitive documents with respect to the Redx Business Combination executed such agreements, issued the announcement pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers (the “Takeover Code”) and a joint press release announcing the Redx Business Combination, and the Company filed with the SEC a Current Report on Form 8-K that summarized the Redx Business Combination.
On March 2, 2023, Kevin Tang contacted TD Cowen seeking to understand the rationale behind the Redx Business Combination. Mr. Tang stated that his affiliated investment fund, Tang Capital Partners, LP (“TCP”), was an approximately 10% stockholder of the Company, that he did not support the Redx Business Combination, and that he was interested in discussing with the Company various potential strategic alternatives that could potentially enhance stockholder value. Representatives of TD Cowen relayed TCP’s stated interest to the Company.
On March 3, 2023, Mr. Tang, representatives of Jounce and representatives of TD Cowen held a conference call to discuss, based on publicly available information, the Redx Business Combination and certain information regarding the Company’s pipeline programs. Mr. Tang reiterated his opposition to the Redx Business Combination and was interested in discussing ways in which TCP could assist the Company in enhancing stockholder value.
Later that same day, the Committee convened, with members of the Company’s senior management and representatives of Ropes & Gray and TD Cowen present for some or all of the meeting. At the meeting, members of senior management and representatives of TD Cowen provided the Committee with an update on Mr. Tang’s acquisition of an approximately 10% interest in the Company’s Common Stock and the conversations with Mr. Tang. TD Cowen noted for the Committee that, based on prior situations involving Mr. Tang and his expressed opposition to the Redx Business Combination, Mr. Tang was likely contemplating a potential cash offer for the Company. TD Cowen also discussed with the Committee the market reaction to the Redx Business Combination, including that the Company’s stock price generally had not increased as a result of the announcement, that the Company’s stock price and implied market value implied a material discount to the Company’s expected cash balance at closing of the Redx Business Combination, and that Redx’s stock price had decreased significantly. The Committee discussed a potential cash acquisition of the Company by TCP or its affiliate as compared to the proposed Redx Business Combination, including the importance that TCP or its affiliate have the ability to monetize the Company’s pipeline assets and deliver value from any such monetization transactions to the Company’s stockholders via the CVR, and conduct an orderly wind-down of the Company, including conducting clinical trials following a potential acquisition in observance of clinical protocol compliance, and the importance of closing certainty were TCP or its affiliate to launch a cash tender offer and the Company to elect to abandon the proposed Redx Business Combination in favor of a cash offer from TCP or its affiliate. The Company’s Chief Financial Officer provided to the Committee her preliminary analysis of the per share cash amount that could be potentially distributed to Jounce stockholders under a range of scenarios in connection with an orderly wind-down of the Company. Following this discussion, the Committee authorized Jounce senior management and TD Cowen to engage in price discussions with TCP or its affiliate if TCP or its affiliate was interested in making an offer to acquire the Company for cash.
On March 3, 2023, members of Jounce senior management and representatives of TD Cowen met with Mr. Tang to discuss TCP and its affiliates’ operational capabilities, including its business development experience and its proposed process for monetizing the Company’s pipeline assets, and its experience in conducting clinical trials and similar orderly wind-down transactions.
On March 5, 2023, the Committee convened, with members of senior management and representatives of Ropes & Gray and TD Cowen present for some or all of the meeting. At the meeting, the Committee continued its discussion of the acquisition by TCP of a significant ownership stake in the Company and engagement to date, the impact of various courses of action on the proposed Redx Business Combination and pricing considerations associated with a potential offer from TCP or its affiliate. TD Cowen then discussed with the Jounce Board certain market trading metrics and related information for Jounce, Redx and, on an illustrative basis, the pro forma combined company that would result from the Redx Business Combination.
On March 6, 2023, TCP filed a Statement of Beneficial Ownership on Schedule 13G disclosing ownership of 5,000,000 Shares, representing beneficial ownership of approximately 9.7% of the outstanding Shares.
On March 8, 2023, the Committee convened, with members of senior management, representatives of Ropes & Gray and TD Cowen present for some or all of the meeting. At the meeting, the Committee discussed Redx’s public announcement earlier that day of its topline data of a phase 2 clinical trial program that did not support further development of RXC004 as a monotherapy in a specified treatment setting, and subsequent discussions between Dr. Murray and Lisa Anson, Chief Executive Officer of Redx. The Committee was also provided with an update on discussions with Mr. Tang and discussed various strategic alternatives available and potentially available to the Company. After discussion, and based on a preliminary analysis regarding potential liquidation values for the Company, which assumed the availability of $118 million of Company Net Working Capital at Closing, the Committee authorized TD Cowen to engage in discussions with TCP and its affiliate, were TCP and its affiliate to propose to acquire the Company for cash, and to provide valuation guidance to TCP and its affiliate of approximately $2.00 per share, were TCP and its affiliate to seek guidance from TD Cowen regarding a valuation that the Jounce Board might be willing to consider.
Later on March 8, 2023, representatives of Concentra Biosciences, LLC (“Parent”) and its controlling shareholder, TCP, senior management of the Company, and TD Cowen held a call to discuss Parent and TCP’s operational capabilities, including its business development experience and its proposed process for monetizing Jounce’s pipeline assets, its experience in similar orderly wind-down transactions, and the Company’s programs and sources of potential value.
On March 9, 2023, the Committee convened, with members of senior management and a representative of Ropes & Gray present for some or all of the meeting. At the meeting, the Committee was provided with an update on various strategic alternatives available and potentially available to the Company. Senior management of the Company provided the Committee with an update on the call with Parent, TCP and TD Cowen to discuss Parent and TCP’s operational capabilities, including its business development experience and its proposed process for monetizing Jounce’s pipeline assets, and its experience in similar orderly wind-down transactions. The Committee also discussed initial plans for a revised proposed RIF in the event the Jounce Board were to agree to terms of definitive agreements on a potential acquisition of the Company by Parent or TCP.

On March 14, 2023, Parent submitted a non-binding proposal to acquire 100% of the equity of Jounce for $1.80 per share in cash, which represented an 80% premium to the closing price on March 13, 2023, plus a CVR representing the right to receive 80% of the net proceeds payable from any license or disposition of certain of Jounce’s legacy programs (JTX-8064, vopratelimab, pimivalimab, JTX-1484 and JTX-2134) (the “March 14 Proposal”). The March 14 Proposal was conditioned on a limited confirmatory due diligence review of the Company and the availability of at least $130 million in cash and cash equivalents on the Company’s balance sheet at the closing of a potential acquisition, net of any tail and closing costs, and stated that Parent believed that it could complete its due diligence review of the Company and negotiate the terms of a merger agreement by March 31, 2023, with the goal of closing the acquisition through a tender offer by early May 2023. The March 14 Proposal specified that it expired on March 17, 2023.
Subsequently, TCP disclosed the March 14 Proposal in a Statement of Beneficial Ownership on Schedule 13D filed the same day, which also disclosed that TCP and its affiliates beneficially owned 5,300,087 Shares, representing beneficial ownership of approximately 10.2% of the outstanding Shares.
Later in the evening of March 14, 2023, the Jounce Board convened, with members of senior management and representatives of Ropes & Gray and TD Cowen present for some or all of the meeting to discuss and evaluate the March 14 Proposal and a potential response. The Jounce Board discussed with the Company’s management and TD Cowen various strategic alternatives, including continuing forward with the proposed Redx Business Combination, progressing negotiations for an acquisition by Parent and a liquidation of the Company, including assessments of the value associated with such alternatives and next steps for the Company’s engagement with Parent and TCP. The Jounce Board determined to permit Parent to perform a limited due diligence review of non-public information relating to the Company so that Parent could evaluate the Company and to enable Parent and TCP to improve the financial terms of, and eliminate the limited due diligence condition from its March 14 Proposal. The Jounce Board also discussed the financial and other terms of the March 14 Proposal relative to a potential liquidation scenario and in the context of the Company’s then-estimated Company Net Working Capital at Closing position, which was then estimated by Company senior management after further refinement of the Company’s operating cost assumptions to be $115 million, which was lower than the assumption discussed with the Jounce Board at the March 8, 2023 Jounce Board meeting and also lower than the assumption reflected in the March 14 Proposal.
Following the Jounce Board meeting, on March 14, 2023, at the direction of the Jounce Board, representatives of TD Cowen contacted Mr. Tang to clarify the terms of the March 14 Proposal and to inform him that the Jounce Board was prepared to accommodate his due diligence request.
Later on March 14, 2023, the Company issued a press release confirming receipt of the March 14 Proposal and indicating that the Jounce Board was committed to acting in the best interests of all stockholders consistent with the Company’s directors’ fiduciary duties.
On March 15, 2023, Gibson Dunn & Crutcher, LLP (“Gibson Dunn”) contacted Ropes & Gray to discuss the terms of a potential confidentiality agreement. Ropes & Gray provided a draft of the Confidentiality Agreement, which included a 14-day standstill provision. Later that day, the parties entered into the Confidentiality Agreement.

On March 16, 2023, representatives of Parent, TCP and Gibson Dunn met with Jounce senior management, with representatives of TD Cowen present, to discuss certain due diligence topics, including publicly available financial information of Jounce. Later that day, Jounce published a press release announcing the results from a pre-planned data review of the INNATE phase 2 trial of JTX-8064 and pimivalimab demonstrating deep and durable responses in platinum resistant ovarian cancer. Subsequent to this announcement, the Company and, in accordance with the directives of the Company, TD Cowen reengaged with certain potential counterparties with pre-existing confidentiality arrangements with the Company to gauge interest in a potential transaction with respect to these programs.
Also on March 16, 2023, Redx delivered a letter to the Jounce Board reiterating its commitment to the proposed Redx Business Combination and the reasons it believed the proposed Redx Business Combination created significant value and was superior to the March 14 Proposal from Parent, including its belief that the proposed Redx Business Combination represented a premium over the March 14 Proposal, that a combined Redx/Company would enable Company stockholders to participate in future growth opportunities, and that the proposed Redx Business Combination offered greater deal certainty and minimum conditionality.
On March 17, 2023, Parent delivered a letter to the Company stating that it had extended the expiration date of the March 14 Proposal to March 26, 2023, and TCP subsequently filed an amended Statement of Beneficial Ownership on Schedule 13D including a copy of the letter. On the same day, the Company provided TCP with access to the Company’s electronic data room.
On March 19, 2023, representatives of Parent, TCP and Gibson Dunn met with Jounce senior management, with representatives of TD Cowen present, to conduct due diligence on certain of Jounce’s clinical programs. Additional due diligence review of non-public information regarding the Company was performed throughout the week of March 20, 2023.
On March 22, 2023, the Committee convened, with members of senior management and representatives of Ropes & Gray and TD Cowen present for some or all of the meeting. At the meeting, those assembled discussed the Company’s recent data review of its JTX-8064 phase 2 clinical trial, including potential opportunities for out-licensing that program. Senior management then provided an update on discussions with Parent and TCP and the response of Company stockholders that had contacted the senior management team to express their views with respect to the March 14 Proposal and to the Redx Business Combination, which were consistently in favor of the March 14 Proposal. Ropes & Gray discussed with the Committee certain considerations associated with different strategic alternatives under discussion. Also at this meeting, the Committee directed TD Cowen to contact Mr. Tang and seek an improvement in the financial and other terms of the March 14 Proposal.
On March 23, 2023, Dr. Richard Murray and Mr. Tang met to discuss modifications to the proposed terms of the CVR, with a representative of TD Cowen present. During this discussion, Mr. Tang noted that, based on additional due diligence conducted by Parent and TCP on the Company, the Company’s estimated Company Net Working Capital at Closing balance was lower than as previously assumed by Parent and TCP. Also on March 23, 2023, representatives of Gibson Dunn delivered to representatives of Ropes & Gray, TD Cowen and the Company initial drafts of the Transaction Documents and, consistent with the directives of the Committee, a representative of TD Cowen contacted Mr. Tang seeking an increase in the price reflected in the March 14 Proposal and certain modifications to the proposed terms of the CVR.
On Friday, March 24, 2023, Mr. Tang contacted representatives of TD Cowen to relay an updated proposal that contemplated the acquisition by Parent of 100% of the outstanding Shares for $1.85 per Share plus a CVR representing the right to receive 80% of the net proceeds payable from any license or disposition of Jounce’s legacy programs, subject to the availability of at least $110 million of Company Net Working Capital at Closing (the “March 24 Proposal”). The March 24 Proposal stated Parent’s desire to announce the agreement before the stock market opened for trading in the U.S. on Monday, March 27, 2023, and that the March 24 Proposal was Parent’s best offer.
Later that day, the Jounce Board convened, with members of senior management and representatives of Ropes & Gray and TD Cowen present for some or all of the meeting to discuss the March 24 Proposal.
During the Jounce Board meeting, Ms. Drapkin provided an overview of the March 24 Proposal and a comparative analysis of three strategic alternatives: an acquisition by Parent on the terms reflected in the March 24 Proposal, the proposed Redx Business Combination and liquidation of the Company. The Jounce Board discussed with senior management Parent’s ability to execute on the proposed terms of the Contingent Value Rights Agreement and to effectively wind down the Company’s operations, the unsolicited feedback of Jounce stockholders related to the proposed acquisition by Parent and senior management’s belief that it would be challenging to achieve the requisite stockholder vote for the Redx Business Combination, and the various factors weighing in favor and against the strategic alternatives under discussion. Following such discussion, the Jounce Board determined that the economic terms reflected in the March 24 Proposal were acceptable and that negotiations and drafting of the definitive documentation should proceed, but that the Company should seek to negotiate to lengthen the duration of the disposition period for the products subject to the CVR and to seek for the Company’s stockholders to benefit from any financial benefits available from an exchange or termination of the Company’s lease.
From March 24, 2023 to March 26, 2023, Jounce’s senior management team and Ropes & Gray engaged in discussions with Mr. Tang, Purchaser and Parent’s legal advisors, respectively, regarding the terms of the draft Transaction Documents and negotiated the terms of the Transaction Documents, including an additional potential cash payment under the CVR and expanding the scope of the dispositions and disposition period under the CVR.
On March 26, 2023, Gibson Dunn provided representatives from Ropes & Gray with a revised draft of the Merger Agreement, CVR Agreement and Jounce’s disclosure letter. Among other changes, the revised drafts modified the additional potential cash payments under the CVR. Negotiations ensued throughout the day. Ropes & Gray returned to representatives from Gibson Dunn with revised drafts of the Merger Agreement and CVR Agreement and Gibson Dunn later returned to representatives from Ropes & Gray with revised drafts of the Merger Agreement and CVR Agreement.

Also on March 26, 2023, the Committee convened, with members of senior management and a representative of Ropes & Gray present for some or all of the meeting, to discuss, among other things, the status of the negotiations with Parent and the prospects of the Jounce Board receiving a fairness opinion in connection with the proposed Transactions. The Ropes & Gray representative noted that, given that the Company’s standalone alternative to the proposed Redx Business Combination was a liquidation rather than continuing its operations as a going concern, TD Cowen had indicated that it would not be in a position to provide an opinion to the Jounce Board in connection with the proposed Transactions because it traditionally does not provide opinions in this context and suggested that the Company may wish to seek an opinion from another investment bank that typically provides opinions in the context of a liquidation. Ropes & Gray reported that it had spoken with a representative from a different investment bank who had indicated if the analysis supported the opinion, it would be able to provide a fairness opinion, but that given the required analysis and that they were new to the situation, any opinion would not likely be available for one week. The Committee discussed the advantages of receiving a fairness opinion and the disadvantages of seeking to delay consideration of the proposed Transactions for one week, and concluded based on a variety of factors, including that the Company’s Chief Financial Officer had provided advice regarding the liquidation alternative, that the liquidation alternative was not overly complex to analyze and the Committee’s judgment that a one-week delay created substantial risk that Parent’s offer would expire and that Parent would thereafter be unwilling to proceed with the Transactions on the same terms, that it was in the best interests of Company stockholders for the Committee and Jounce Board to forego receipt of a fairness opinion in respect of the proposed Transactions.
Also on March 26, 2023, following the Committee meeting, the Jounce Board convened, with members of senior management and representatives of Ropes & Gray and TD Cowen present for some or all of the meeting. The Jounce Board received a report regarding negotiations with respect to the proposed terms of the Transactions, including that the proposed terms of the Transactions reflected the requested improvements to the March 24 Proposal.
Ropes & Gray reviewed with the Jounce Board the fiduciary duties owed by the Jounce Board under Delaware law, considerations relating to the lack of a fairness opinion with respect to the Transactions, the key aspects of the proposed Transaction Documents, including, among others, the provisions concerning the Jounce Board’s ability to change its recommendation and the anticipated timeline of events between signing and closing the proposed Merger, should the Jounce Board determine to approve Transactions, and the impact of executing the Merger Agreement on the Redx Business Combination, including the Company’s ongoing obligations under the Takeover Code.
The Jounce Board discussed the terms of the proposed Transactions, including the potential merits and considerations for and against proceeding with the proposed Transactions. After discussion, the Jounce Board, among other things, (i) determined that the Transaction Documents and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Excluded Shares, as defined in the Merger Agreement), (ii) determined that the Transactions are more favorable to the Company’s stockholders than the Redx Business Combination and withdrew its recommendation that the Company’s stockholders support the Redx Business Combination, (iii) declared the Transactions advisable and approved entry into the definitive documents with respect to the Transactions, (iv) resolved the Merger be effected in accordance with Section 251(h) of the DGCL and (v) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the terms of the Offer.
Following the Jounce Board meeting and execution of the Merger Agreement and the Equity Commitment and Guarantee Letter, the Company notified Redx of its entry into the Merger Agreement and provided notice of termination of the Redx Cooperation Agreement.
On March 27, 2023, the Company issued a press release announcing the execution of the Merger Agreement and the termination of the Redx Cooperation Agreement. A copy of the press release issued on March 27, 2023 is attached hereto as Exhibit (a)(1)(E).
On April 5, 2023, Parent commenced the Offer pursuant to the Merger Agreement.
Reasons for the Recommendation
In evaluating the Offer, the Jounce Board consulted with the Company’s senior management and outside legal and financial advisors, and, in determining to withdraw its recommendation that stockholders approve the proposed business combination with Redx and instead to recommend that stockholders tender their shares into the Offer, the Jounce Board considered a number of reasons including, without limitation, the following (not necessarily in the order of importance):
•Substantial Premium. The current and historical market prices for the Shares, and the fact that the Cash Consideration represents a compelling premium to recent market prices of the Shares prior to public announcement of the March 14 Proposal, including an approximately 75% premium to Jounce’s closing share price immediately prior to public disclosure of the March 14 Proposal;
•Certainty of Value. The Offer Price and the Merger Consideration are all cash, and the Transactions therefore provide certain and immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on the Company’s standalone strategy and the trading price of the Shares;
•Best Offer. The Jounce Board’s belief that (i) as a result of the negotiating process, the Company had obtained Parent’s best offer, (ii) there was substantial risk of losing Parent’s offer in the March 24 Proposal if the Company determined that it should pursue a higher price or delay execution of the Merger Agreement, and (iii) based on the conversations and negotiations with Parent, as of the date of the Merger Agreement, the Offer Price represented the highest price reasonably obtainable by the Company under the circumstances;
•No Financing Condition. The fact that the Transactions are not subject to a financing condition, and that TCP provided an Equity Commitment and Guarantee Letter to support the funding of the Transactions;

•CVR. The fact that (i) the Transactions offer stockholders an opportunity to, within specified parameters, participate in 80% of any monetization event resulting from a Disposition of the Company’s CVR Products, including its technology or product candidates, during the two-year Disposition Period following the Closing and 100% of the potential aggregate value of certain potential cost savings; and (ii) the obligation and financial incentive that Parent has to pursue such transactions during such Disposition Period;
•Prospects of the Company on a Standalone Basis. The Jounce Board’s assessment of the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the performance of the Company’s clinical programs and the need for additional clinical studies, the Company’s market capitalization and its workforce reduction following the Jounce Board’s determination in January 2023 that continued independence would not maximize value for the Company’s stockholders;
•Prospects of the Company if It Continued to Pursue the Redx Business Combination. The Jounce Board’s assessment of the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the proposed combined Company/Redx, and the risks associated with continued pursuit of the proposed Redx Business Combination, taking into account:
othe likelihood that the Company’s stockholders would approve the transaction, which the Jounce Board assessed to be low given the unsolicited feedback it had received from investors with respect to both the proposed Redx Business Combination and the March 14 Proposal;
othe Jounce Board’s belief that the combined Company/Redx would need to trade on Nasdaq following completion of the Redx Business Combination at or above an approximate $300 million market capitalization to offer near-term value to the Company’s stockholders that would be comparable to the value offered to the Company’s stockholders by the Offer, based on an analysis performed by the Company’s Chief Financial Officer, the probability of which the Jounce Board assessed to be low, and assuming the CVR offers zero value to the Company’s stockholders;
othe risk that the combined Company/Redx stock price would not trade at a level that would provide comparable or superior value to the Company’s stockholders; and
othe risks associated with successful integration, management and operation of a combined Company/Redx.
•Expected Return to Stockholders if the Company Liquidated. The Board’s conclusion, based on an analysis performed by the Company’s Chief Financial Officer, that were the Company to pursue an orderly liquidation, the likely result would be a distribution to stockholders in the relative near term of less than the aggregate approximately $98 million to be paid in the Offer and the Merger, and that while an orderly liquidation would potentially result in approximately $110 million in cash proceeds from a liquidation, as compared to the approximately $98 million in cash consideration available to stockholders in the Offer, and stockholders receiving 100% of the benefit from any monetization of the Company’s technology and product candidates versus the 80% available to the Company’s stockholders through the CVR:
oan orderly liquidation would require that the Company continue to operate for up to an additional approximately 18 months in light of ongoing clinical trial responsibilities, and that doing so would likely require the Company to continue to incur costs as a publicly listed company during that time, which would reduce the approximate $110 million in potential liquidation proceeds otherwise available for distribution to stockholders;
othe Company’s directors and officers do not have substantial experience with liquidation of companies, and the Company would likely need to hire consultants to assist with that effort, which would reduce the approximate $110 million in potential liquidation proceeds otherwise available for distribution to stockholders;
othe Company’s directors and officers would also likely need to hire and compensate consultants to assist with efforts to monetize the Company’s technology and product candidates, which would reduce the approximate $110 million in potential liquidation proceeds otherwise available for distribution to stockholders and also potentially any benefits available from such liquidation effort, if such compensation arrangement provided for a percentage compensation mechanism; and
oa liquidation would likely result in a distribution to stockholders in the relative near term of less than the aggregate approximately $98 million to be paid in the Offer and the Merger given the need to withhold cash to cover unknown or unforeseen potential liabilities, with any later distribution potentially reduced by any such liabilities that arise, and that future payments would be less valuable to stockholders since received potentially years into the future versus at the consummation of the Offer and Merger, which is anticipated to occur in the second quarter of 2023.
•Results of Market Check Process.  The fact that the Company conducted a robust market check, with the assistance of the Company’s outside legal counsel and financial advisor, including outreach and discussions with potential parties that were, in the view of the Company with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company; and that none of those potential parties offered a transaction that the Jounce Board considered more advantageous to stockholders than the Transactions;
•Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Jounce Board that the likelihood of completing the Merger is high,

particularly in light of the lack of any required competition filings and the terms of the Transaction Documents, including the conditions to Closing being specific and limited;
•Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain to Parent’s March 14 Proposal during the course of negotiations, including the increase to the Cash Consideration and the expansion of the scope of the CVR;
•Absence of Material Conflicts on the Jounce Board. The members of the Jounce Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for (1) continuing directors and officers liability insurance coverage, (2) the acceleration and vesting of Company Stock Options and/or Company RSUs (as such terms are defined in the Merger Agreement) and receipt of the Offer Price in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement, (3) the receipt of fees for service on the Jounce Board and its committees and (4) with respect to the non-independent director on the Jounce Board, receipt of compensation in connection with a change in control transaction;
•Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party proposals and to terminate the Merger Agreement in connection with accepting such a superior proposal;
•Minimum Condition. Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless the number of shares of Common Stock validly tendered and not validly withdrawn, together with any shares of Common Stock beneficially owned by Parent or any of its subsidiaries, equals at least one share more than 50% of all shares of Common Stock then outstanding, which condition may not be waived;
•Appraisal Rights. Stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and
•No Termination Fee. The absence of a termination fee with respect to the termination of the Redx Business Combination.
In the course of its consideration of the Offer, the Jounce Board also considered a variety of uncertainties, risks and other reasons against the Offer, including, without limitation, the following (not necessarily in the order of importance):
•Loss of Opportunity of Proposed Combination with Redx. The fact that the Transaction does not offer stockholders an opportunity to participate in the potential benefits of a combined Company/Redx;
•No Fairness Opinion. The fact that the Jounce Board did not obtain an opinion from a financial advisor that the Offer Price was fair from a financial point of view to the

Company’s stockholders, relying in part on an analysis from the Company’s Chief Financial Officer regarding the Company’s potential value in a liquidation to conclude that the proposed Transactions offered fair consideration to the Company’s stockholders given that the liquidation alternative was not overly complex to evaluate and, in the Jounce Board’s view, a delay in timing in seeking an opinion created substantial risk that the Parent offer would expire and Parent would thereafter be unwilling to proceed with the Transactions on the same terms;
•Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of Jounce’s operations in the pre-Closing period, which may adversely affect Jounce’s operations;
•Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Jounce’s cash reserves and operating results should the Transactions not be completed; and
•Interests of Insiders. The interests that certain directors and executive officers of Jounce may have with respect to the Redx Business Combination that may be different from, or in addition to, their interests as stockholders of Jounce or the interests of Jounce’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Jounce and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.
The foregoing discussion of reasons considered by the Jounce Board is not, and is not intended to be, exhaustive but includes the material reasons considered by the Jounce Board. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Jounce Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determinations and recommendations. Moreover, each member of the Jounce Board applied his or her own business judgment to the process and may have given different weight to different reasons. The Jounce Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination of the Jounce Board. Instead, the Jounce Board based its recommendation on the totality of the information presented.
The foregoing description of the Jounce Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Additional Information—Forward Looking Statements.”
Intent to Tender
To Jounce’s knowledge, after making reasonable inquiry, all of Jounce’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). However, there are no agreements requiring such persons to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
ITEM 5.PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Neither Jounce nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Jounce’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Jounce, for which services no additional compensation will be paid.
The Company has engaged TD Cowen as its financial advisor in connection with its strategic review process, including the Offer and the Merger, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. For its services, TD Cowen received an aggregate fee of $1.675 million upon consummation of the Gilead asset sale, license amendment and financial buyout, against which the fee payable in connection with TD Cowen’s opinion rendered to the Jounce Board in connection with the previously proposed Redx Business Combination was credited. TD Cowen will receive from the Company an aggregate fee currently estimated to be approximately $3 million payable upon consummation of the Offer. In addition, the Company has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement.
ITEM 6.INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than the scheduled vesting of Jounce RSUs and issuances by Jounce with respect thereto, and the grant of Jounce Options and Jounce RSUs in the ordinary course, no transactions with respect to Shares have been effected by Jounce or, to the knowledge of Jounce after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Jounce is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•a tender offer or other acquisition of Jounce’s securities by Jounce, its subsidiaries or any other person;
•any extraordinary transaction, such as a merger, reorganization or liquidation, involving Jounce or any of its subsidiaries;
•any purchase, sale or transfer of a material amount of assets of Jounce or any of its subsidiaries; or

•any material change in the present dividend rate or policy or indebtedness or capitalization of Jounce.
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Jounce Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
ITEM 8.ADDITIONAL INFORMATION
The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Jounce and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Jounce’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (1) the Effective Time will occur on March 31, 2023, the latest practicable date before the filing of this Schedule 14D-9, (2) except as described below in the case of Mr. Cole, who has terminated employment as of March 31, 2023, the employment of the named executive officer will be terminated on or prior to such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s Employment Agreement, (3) the named executive officer’s base salary rates and target annual bonus remain unchanged from those in place as of March 31, 2023, (4) no named executive officer receives any additional equity grants or receives any Shares in respect of any Jounce Options or Jounce RSUs on or prior to the Effective Time, and (5) no named executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table do not include the value of any amounts associated with Jounce Options and Jounce RSUs that would vest pursuant to their terms, on or prior to March 31, 2023, or the value of payments or benefits that are not based on or otherwise related to the Merger.
The employment of each of Dr. Murray, Mr. Cole and Dr. Trehu was terminated effective April 1, 2023, March 15, 2023 and April 1, 2023, respectively. Each of the executives received the severance benefits provided under the terms of his or her respective Employment Agreement, as amended.

Name of Executive Officer (including former executive officers)	Cash ($)(1)	Equity ($)(2)	COBRA/Insurance Benefits($)(3)	Total ($)
Hugh Cole	783,750	-	21,341	805,091
Richard Murray	1,395,000	158,793	32,011	1,585,804
Elizbeth Trehu	913,330	47,639	14,913	975,882

(1)
The amount listed in this column represents the amounts of cash severance payments that would be paid pursuant to a qualifying termination of employment under the named executive officer’s Employment Agreement, as described in more detail above under “Employment Arrangements – Employment Agreements”. For Mr. Cole, Dr. Murray, and Dr. Trehu, because the dates of each executive’s termination of employment is known, the severance benefits include the amount that each such executive will actually receive and reflect both “double trigger benefits” and “single trigger benefits.” For Mr. Cole and Dr. Trehu, this amount also includes a “single trigger” retention bonus payment in the amount of $118,750 and $240,350, respectively.

(2)
The amount listed in this column represents the aggregate amounts payable pursuant to the Merger Agreement at the Effective Time on a “single-trigger” basis to each named executive officer in respect of unvested Jounce RSUs held as of March 31, 2023, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “Outstanding Shares Held by Directors and Executive Officers”. No amounts have been included with respect to unvested Jounce Options because the exercise price of all unvested Jounce Options held by the named executive officers is greater than the Cash Consideration. Each named executive officer will receive one CVR for each outstanding Jounce Option and Jounce RSU, the value of which has not been included for purposes of this table. As such, Mr. Cole will receive 533,400 CVRs, Dr. Murray will receive 1,969,103 CVRs, and Dr. Trehu will receive 545,821 CVRs.

(3)
The amount listed in this column represents the value of the reimbursement of health care premiums that would be due to the named executive officer pursuant to a qualifying termination of employment under his or her Employment Agreement, as described in more detail above under “Employment Arrangements – Employment Agreements.” These are “double trigger benefits”.

Equity Commitment and Guarantee Letter
In connection with the execution of the Merger Agreement, TCP provided an equity commitment and guarantee letter (the “Equity Commitment and Guarantee Letter”) pursuant to which TCP has agreed to contribute to Parent, on or before one business day prior to the closing date of the Merger, $100,000,000 to be used solely to fund the Offer Price, Merger Consideration and any other cash amounts to be paid by Parent or Purchaser under the Merger Agreement (the “Equity Commitment”) and guaranteeing the obligations of Parent to pay any amount of monetary damages required to be paid by Parent in accordance with the Merger Agreement, when and if payable (the “Guarantee”). The Equity Commitment and Guarantee Letter also contained customary representations and warranties, including regarding TCP’s sufficiency of funds to fulfill its obligations with respect to the Equity Commitment and the Guarantee. The Equity Commitment will be used by Parent solely to fund the Offer Price, the Merger. Consideration and any other cash amounts to be paid by Parent or Purchaser to any other person on the closing date of the merger pursuant to the Merger Agreement, on the terms set forth in the Merger Agreement; provided, that TCP shall not, under any circumstances, be obligated to contribute or cause to be contributed to Parent more than the Equity Commitment. The Cash Consideration and the Merger Consideration (exclusive of CVRs) will be funded from the Equity Commitment. Otherwise, the amount to be funded pursuant to the Equity Commitment and Guarantee Letter may be reduced on a dollar-for-dollar basis in the event Parent and Purchaser do not require the full amount of the Equity Commitment, solely to the extent it will be possible, notwithstanding such reduction, for Parent and Purchaser to consummate the transactions contemplated by the

Merger Agreement in accordance with the terms thereof; provided, that any such reduction shall only occur simultaneously with the occurrence of the closing of the Merger. For the avoidance of doubt, if the closing of the Merger shall not occur for any reason, TCP shall have no obligation to fund the Equity Commitment.
The foregoing summary and description of the material terms of the Equity Commitment and Guarantee Letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Equity Commitment and Guarantee Letter, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.
Vote Required to Approve the Merger
The Jounce Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Jounce, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Jounce in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
Delaware
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item

4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.
The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex I to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE JOUNCE BOARD HAS FIXED MARCH 31, 2023 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex I carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:
•prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about April 7, 2023), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;
•not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);
•continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand
All written demands for appraisal should be addressed to Jounce Therapeutics, Inc., Attention: Secretary, 780 Memorial Drive, Cambridge, Massachusetts 02139. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates evidencing such stockholder’s Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including record or beneficial owners) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder or beneficial owner who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.
Determination of Fair Value
After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the

Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.
In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.
Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

 Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such holder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such stockholder’s or beneficial owner’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner, order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.
From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owner’s wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex I to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Annual Report
For additional information regarding the business and the financial results of Jounce, please see Jounce’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 10, 2023.
Legal Proceedings
There is no pending litigation that we are aware of challenging the Offer, the Merger or the other Transactions.
Regulatory Approvals
Parent and Jounce are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Jounce have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.
Forward-Looking Statements
This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Jounce and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, future plans, expectations, performance, objectives and opportunities; the timing of filings relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements in this Schedule 14D-9 are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this Schedule 14D-9, including, without limitation, risks related to uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Jounce’s stockholders will tender their stock in the offer; the impact of actions of other parties with respect to the Offer or Merger; the possibility that competing offers will be made; the outcome of any legal proceedings that could be instituted against Jounce or its directors; the possibility that various closing conditions for the transaction may not be satisfied or waived, and that the Transactions may not be completed in a timely manner, or at all, which may adversely affect Jounce’s business and the price of its common stock; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Transactions on Jounce’s business and operating results; risks that the Transactions may disrupt Jounce’s current plans and business operations; transaction costs; the risk that the Transactions will divert management’s attention from Jounce’s ongoing business operations; changes in Jounce’s businesses during the period between now and the closing; general economic and market conditions and the other risks identified in Jounce’s filings with the SEC, including its most recent Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 10, 2023 and subsequent filings with the SEC. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the Transactions and/or Jounce and Jounce’s ability to successfully complete the Transactions. Jounce cautions investors not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Jounce disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this report represent Jounce’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

ITEM 9.EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 5, 2023 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Press Release issued by Jounce on March 27, 2023 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Jounce with the SEC on March 27, 2023).
(e)(1)	Agreement and Plan of Merger, dated March 26, 2023, among Jounce, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Jounce with the SEC on March 27, 2023).
(e)(2)
Form of Contingent Value Rights Agreement, by and between Parent, Purchaser, the Rights Agent and the Representative (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Form 8-K filed by Jounce with the SEC on March 27, 2023).

(e)(3)	Confidentiality Agreement, dated March 15, 2023, between Jounce, Parent and TCP (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)	Equity Commitment and Guarantee Letter, dated March 26, 2023, by TCP, in favor of Parent and Jounce (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)
Jounce Therapeutics, Inc. 2017 Stock Option and Grant Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1/A (File No. 333-215372) filed January 17, 2017).

(e)(6)
Form of Restricted Stock Unit Award Agreement under 2017 Stock Option and Incentive Plan (for employees) (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-37998) filed August 9, 2018).

(e)(7)
Form of Restricted Stock Unit Award Agreement Amendment under the Company’s 2017 Stock Option and Incentive Plan (for employees) (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K (File No. 001-37998) filed March 10, 2023).

(e)(8)
Form of Non-Qualified Stock Option Agreement Inducement Grant for Employees, as amended (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K (File No. 001-37998) filed March 10, 2023).

(e)(9)
Jounce Therapeutics, Inc. 2013 Stock Option and Grant Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K (File No. 001-37998) filed March 8, 2018).

(e)(10)
Jounce Therapeutics, Inc. 2017 Employee Stock Purchase Plan, As Amended (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-37998) filed November 13, 2017).

(e)(11)	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-37998) filed August 4, 2022).
(e)(12)
Amended and Restated Employment Agreement between Richard Murray and the Company, dated January 6, 2017 (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1/A (File No. 333-215372) filed January 17, 2017).

(e)(13)
Amendment No. 1 to the Amended and Restated Employment Agreement, by and between the Company and Richard Murray, Ph.D., dated as of January 27, 2023 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-37998) filed February 23, 2023).

(e)(14)
Consulting Agreement, by and between the Company and Richard Murray, Ph.D., dated as of February 22, 2023 (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-37998) filed February 23, 2023).

(e)(15)
Amended and Restated Employment Agreement between Kim Drapkin and the Company, dated January 6, 2017 (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1/A (File No. 333-215372) filed January 17, 2017).

Exhibit No.	Description
(e)(16)
Amendment No. 1 to the Amended and Restated Employment Agreement, by and between the Company and Kim Drapkin, dated as of January 27, 2023 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-37998) filed February 23, 2023).

(e)(17)
Amended and Restated Employment Agreement between Elizabeth Trehu and the Company, dated January 6, 2017 (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1/A (File No. 333-215372) filed January 17, 2017).

(e)(18)
Amendment No. 1 to the Amended and Restated Employment Agreement, by and between the Company and Elizabeth Trehu, M.D., dated as of January 27, 2023 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-37998) filed February 23, 2023).

(e)(19)
Consulting Agreement, by and between the Company and Elizabeth Trehu, M.D., dated as of February 22, 2023 (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K (File No. 001-37998) filed February 23, 2023).

(e)(20)
Employment Agreement between Hugh Cole and the Company, dated July 24, 2017 (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K (File No. 001-37998) filed March 8, 2018).

(e)(21)
Amendment No. 1 to the Employment Agreement, by and between the Company and Hugh Cole, dated as of January 27, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-37998) filed February 23, 2023).

(e)(22)
Consulting Agreement, by and between the Company and Hugh Cole, dated as of February 22, 2023 (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-37998) filed February 23, 2023).

(e)(23)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 (File No. 333-215372) filed December 30, 2016).
(e)(24)	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1/A (File No. 333-215372) filed January 17, 2017).
(e)(25)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-1/A (File No. 333-215372) filed January 17, 2017).
(g)	Not applicable.

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 6, 2023

Jounce Therapeutics, Inc.

By:	/s/ Kim C. Drapkin
Kim C. Drapkin
Chief Financial Officer

Annex I Section 262 of the General Corporation Law of the State of Delaware
§ 262 Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to §251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, §264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of §114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any)

expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.